UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Burcon NutraScience Corporation

(Name of Issuer)

Common Share without par value

(Title of Class of Securities)

120831 10 2

(CUSIP Number)

Dr. Chan Kwok Keung, Charles
30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
+852 2831 8118

with copy to:
Kenneth K. Kwok, Esq.
Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway
Hong Kong

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 120831 10 2

1. Names of Reporting Persons. Chan Kwok Keung, Charles
I.R.S. Identification Nos. of above persons (entities only). Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,477,821 common shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,477,821 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,477,821 common shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 20.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.          Security and Issuer.

This Schedule 13D relates to the common shares without par value (the “Shares”) of Burcon NutraScience Corporation (the “Issuer”) with its principal executive offices at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 Canada.

Item 2.         Identity and Background

The information set forth in Items 4 and 6 below is incorporated in this Item 2.

The business address of Dr. Chan (as defined in item (5)), a citizen of the United Kingdom, is 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. Dr. Chan is the: (i) Chairman of ITC Corporation Limited (“ITC”), and (ii) Chairman and a non-executive director of Television Broadcasts Limited. Dr. Chan is the sole director of Galaxyway Investments Limited (“Galaxyway”) and Chinaview International Limited (“Chinaview”).

During the past five years, Dr. Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.          Source and Amount of Funds or Other Consideration

The source of funds for the purchase of 229,962,089 ITC Shares (as defined in Item 4 below) was from personal funds of Dr. Chan.

Item 4.          Purpose of Transaction

The ITC Share Acquisition

On April 23, 2015, via Success Securities Limited, Dr. Chan acquired a total of 229,962,089 shares of ITC (the issued shares of ITC are hereinafter referred to as “ITC Shares”) for an aggregate consideration of HK$167,872,325 at HK$0.73 per ITC Share (the “ITC Share Acquisition”).

Upon completion of the ITC Share Acquisition, the aggregate direct and indirect shareholding in ITC held by Dr. Chan increased from approximately 38.2% to approximately 54.2% of the total issued share capital of ITC.

Dr. Chan intends that ITC will continue to operate its existing business, namely, an investment holding company that directly and indirectly holds strategic investments in a number of listed companies. The principal activities of ITC comprise investment holding, the provision of finance, property investment and treasury investment.

Except as described in Item 6 below, the Reporting Person does not have any plan or have under consideration any proposal which relates to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.

Item 5.          Interest in Securities of the Issuer

The information set out in Item 2 above and Item 6 below is incorporated in this Item 5.

(a) – (b)

The securities of the Issuer to which this Schedule 13D relates are owned by Large Scale Investments Limited (“Large Scale”) and Great Intelligence Limited (“Great Intelligence”). This Schedule 13D is being filed as a result of a change in the aggregate direct and indirect ownership of ITC by the reporting person on this Statement, namely Dr. Chan Kwok Keung, Charles (“Dr. Chan” or the “Reporting Person”) from approximately 38.2% to approximately 54.2% on April 23, 2015. Large Scale and Great Intelligence are wholly-owned by ITC. The Reporting Person does not directly hold any Shares of the Issuer.

Large Scale owns (i) 5,355,547 Shares of the Issuer; and (ii) 120,629 warrants of the Issuer with each warrant entitling Large Scale to acquire 1 Share at CAD 2.78 (subject to adjustments) exercisable on or before April 2, 2016 in total representing approximately 15.3% of the issued and outstanding Shares of the Issuer (assuming the issuance of 120,629 Shares upon exercise of the warrants (“LS Warrant Shares”)).  The aforesaid 5,355,547 Shares and 120,629 LS Warrant Shares owned by Large Scale are hereinafter collectively referred as “LS Shares”.

Great Intelligence owns 2,001,645 Shares (“GI Shares”), representing approximately 5.6% of the issued and outstanding Shares of the Issuer.

ITC, a Bermuda company whose shares are listed on The Stock Exchange of Hong Kong Limited, owns 100% of the issued shares of Large Scale and Great Intelligence and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the LS Shares and GI Shares.

Large Scale, Great Intelligence and ITC filed a Schedule 13G dated January 10, 2012, as amended on January 17, 2013 and January 27, 2015, with respect to the Shares of the Issuer.

The securities reported on this Schedule as beneficially owned by Dr. Chan are held by Large Scale and Great Intelligence.  For the reasons set out in (i) to (iv) below, Dr. Chan may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own and to share voting and dispositive power in respect of the above-mentioned 5,476,176 LS Shares held by Large Scale and the above-mentioned 2,001,645 GI Shares held by Great Intelligence :-

(i)        ITC owns all of the voting interest in Large Scale and Great Intelligence;

(ii)       Galaxyway owns 16.6% voting interest of ITC;

(iii)      Chinaview owns all of the voting interest in Galaxyway; and

(iv)      Dr. Chan owns all the voting interest in Chinaview and 37.6% voting interest of ITC.

The filing of this statement should not be construed as an admission that Dr. Chan is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares covered by this statement. The Reporting Person expressly disclaims any beneficial ownership of the Shares that are owned by Large Scale and Great Intelligence.

The calculation of percentage beneficial ownership set out above was derived from the corporate factsheet as made available on the Issuer’s web-site (http://www.burcon.ca/investors/corporate_factsheet.php) as of 1 May 2015 in which the Issuer stated that the number of its issued Shares was 35,697,013.  The Issuer’s most recent annual report filed with the Commission is the Annual Report of the Issuer for the fiscal year ended March 31, 2014, which was filed on June 23, 2014.  In such annual report, the Issuer reported 31,624,693 outstanding Shares as of March 31, 2014.  However, the Reporting Person believes that this information is no longer accurate, following the completion of the Issuer’s (i) rights offering and related issue of 1,860,276 Shares on April 2, 2014, (ii) private placement and issue of 660,000 Shares on January 22, 2015, and (iii) rights offering and related issue of 1,552,044 Shares on April 30,2015.

In addition, for the purposes of calculating the percentage of beneficial ownership by Dr. Chan of the Issuer’s Shares only, the issued and outstanding Shares of the Issuer are deemed to include the 120,629 LS Warrant Shares.

.

Galaxyway Investments Limited

The principal business of Galaxyway, a British Virgin Islands company, is investment holding. The principal executive and business offices of Galaxyway are located at 30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

During the past five years, to the best knowledge of the Reporting Person, neither Galaxway nor any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Chinaview International Limited

The principal business of Chinaview, a British Virgin Islands company, is investment holding. The principal executive and business offices of Chinaview are located at Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

During the past five years, to the best knowledge of the Reporting Person, neither Chinaview nor any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(c)       Except for the transactions described herein (including in Item 6 below), the Reporting Person has not effected any transaction in Shares during the past 60 days.

(d)       None.

(e)       Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The Rights Offering by the Issuer

On March 23, 2015, the Issuer announced that it would issue to the holders of record of the outstanding Shares of the Issuer as at the close of business (Toronto Time) on April 2, 2015 (the “Record Date”) an aggregate of 34,144,969 transferable rights (the “Rights”) to subscribe for 1,552,044 Shares in the capital of the Issuer (the “Rights Offering”).

Each registered holder of Shares as of the Record Date received one right for each Share held as of the Record Date. Every 22 Rights entitle the holder thereof to purchase one Share (the “Basic Subscription Privilege”) at a price of CAD 2.26 per Share (the “Subscription Price”). ITC’s wholly-owned subsidiaries, Large Scale and Great Intelligence, exercised their Basic Subscription Privileges and applied for their respective pro rata amounts of 231,358 Shares and 86,470 Shares. In addition, Large Scale and Great Intelligence made additional subscriptions under the Rights Offering for 564,892 Shares and 211,130 Shares, respectively.

The Rights Offering was completed on April 30, 2015 in connection with which Large Scale and Great Intelligence received 265,667 Shares and 99,293 Shares, respectively.

In connection with the Rights Offering, ITC, E-concept Ltd. (“E-Concept”) and I-Global Ltd. (“I-Global”) entered into a standby commitment agreement (the “Standby Commitment Agreement”) with the Issuer on March 23, 2015. Pursuant to the Standby Commitment Agreement, ITC, E-Concept and I-Global agreed to purchase from the Company such number of Shares that are available to be purchased, but not otherwise subscribed for, that will result in 1,552,044 Shares being issued under the Rights Offering (the “Standby Commitment”). The Standby Commitment of each of ITC, E-Concept and I-Global is subject to a maximum of 793,715, 416,879 and 341,450 Shares, respectively. ITC, E-Concept and I-Global may therefore be obligated to purchase up to a maximum of 1,552,044 Shares in the aggregate, being the maximum number of Shares that may be issued pursuant to the Rights Offering. The Standby Commitment lapsed upon completion of the Rights Offering on April 30, 2015.

As compensation for the Standby Commitment, each of ITC, E-Concept and I-Global received non-transferrable Share purchase warrants (the “Standby Warrants”) entitling ITC to acquire up to 198,429 Shares, E-Concept to acquire up to 104,220 Shares and I-Global to acquire up to 85,362 Shares. The exercise price under the Standby Warrants is CAD 2.26 per Share. The Standby Warrants must be exercised on or before April 30, 2017.

The exercise of the Standby Warrants is conditional upon the receipt of the approval of the Issuer’s shareholders, which will be sought at the Issuer’s next annual meeting expected to be held around September 2015. Accordingly, ITC, E-Concept and I-Global will not be entitled to exercise the Standby Warrants until the Issuer obtains the aforesaid shareholders’ approval. If the Issuer fails to obtain such shareholders’ approval, the Issuer will, as compensation for the Standby Commitment, pay to each of ITC, E-Concept and I-Global a cash fee equal to CAD 35,876, CAD 18,843, and CAD 15,434, respectively.

Except for the arrangements described herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits

The documents which have been filed as Exhibits are listed in the Exhibit index herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, Dr. Chan Kwok Keung, Charles certifies that the information set forth in this statement is true, complete and correct.

Dated: 4 May 2015	/s/Dr. Chan Kwok Keung, Charles
Name: Dr. Chan Kwok Keung, Charles

7

EXHIBIT INDEX

Exhibit No.	Description

1.	Standby Commitment Agreement made between ITC Corporation Limited (“ITC”), E-concept Ltd. and I-Global Ltd. with the Issuer dated March 23, 2015.